Exhibit 99.1

Neptune Fourth Quarter and Full Year 2021 Financial Results Expected to be Reported in July 2021

LAVAL, QC, June 24, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced the delay of the filing of its annual financial statements beyond the prescribed deadline of June 30, 2021.  The delay is due primarily  to additional information, arising fromtwo transactions with new customers, necessary in order to determine the appropriate accounting treatment, and to complete the audit. Management and the audit committee, will continue to work towards the completion of the annual financial statements, and cooperate with its auditors to provide all necessary information to complete the audit as soon as possible.  The Company expects that annual financial statements will be filed on or about July 15, 2021. Following the release of its financial results, the Company will host a conference call to discuss financials and provide a business update. Details of the time and date for the earnings call will be announced in due course

The Company has applied to the applicable Canadian securities regulatory authorities for a management cease trade order ("MCTO").  There is no certainty that the MCTO will be granted.  Until the Required Documents are filed, the Company intends to satisfy the provisions of the alternative information guidelines in accordance with National Policy 12-203 – Management Cease Trade Orders by issuing bi-weekly status reports in the form of news releases.

The applicable Canadian securities regulatory authorities may issue a general cease trade order against the Company for failure to file the Required Documents within the prescribed time period or sooner if the Company fails to file its status reports during the prescribed time limits.  There are no insolvency proceedings that the Company is subject to and there is no other material information concerning the affairs of the Company that has not been previously disclosed.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers. Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Sprout Food, Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion. Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions.

For additional information, please visit: www.neptunecorp.com

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the timing for filing of the annual financial statements, the fulfillment of purchase orders, the availability of products from Neptune's supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Steve West, Vice President Investor Relations, investors@neptunecorp.com, 888-664-9166

CO: Neptune Wellness Solutions Inc.

CNW 09:00e 24-JUN-21